SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MDxHealth SA

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

58286E102 **

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 58286E102 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “MDXH.” Each American Depositary Share represents the right to receive ten Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 58286E102

1.	NAME OF REPORTING PERSONS RMM, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,923,587 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,923,587(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,923,587(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12.	TYPE OF REPORTING PERSON FI

(1)	Consists of 11,090,257 ordinary shares and 83,333 American Depositary Shares held by Biovest NV (“Biovest”). The Reporting Person is the sole owner of Biovest and pursuant to an understanding with Biovest, decisions relating to the voting and dispositive power of the shares are shared between Biovest and the Reporting Person’s Board of Directors (the “Board”). Voting and investment power over the shares managed by the Board is exercised jointly by more than three natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has a controlling decision and no individual director of the Reporting Person should be deemed to be a beneficial owner of the shares.

CUSIP No. 58286E102

1.	NAME OF REPORTING PERSONS Biovest NV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,923,587 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,923,587 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,923,587 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12.	TYPE OF REPORTING PERSON FI

(2)	Consists of 11,090,257 ordinary shares and 83,333 American Depositary Shares held by the Reporting Person. Pursuant to an understanding with RMM, S.A., decisions relating to the voting and dispositive power of the shares are shared between the Reporting Person and RMM, S.A.

Item 1(a).	Name of Issuer:

MDxHealth SA

Item 1(b).	Address of Issuer’s Principal Executive Offices:

CP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

Item 2(a).	Name of Person Filing:

RMM, S.A.

Biovest NV

Item 2(b).	Address of Principal Business Office or, if None, Residence:

RMM, S.A. ‒ 19-21 Route D’Arlon, L-8009 Strassen, Luxembourg

Biovest NV ‒ Karel Van De Woestijnestraat 3, 9000 Gent, Belgium

Item 2(c).	Citizenship:

RMM, S.A. ‒ Luxembourg

Biovest NV ‒ Belgium

Item 2(d).	Title of Class of Securities:

Ordinary shares, no par value

Item 2(e).	CUSIP Number:

58286E102

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 58286E102 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “MDXH.” Each American Depositary Share represents the right to receive ten Ordinary Shares.

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See responses to Item 9 on the attached cover pages.

(b)	Percent of class: See responses to Item 1 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: See responses to Item 5 on the attached cover pages.

(ii)	Shared power to direct the vote: See responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2023

RMM, S.A.

/s/ Rudi Mariën
Name:	Rudi Mariën
Title:	Director

/s/ Hoolants Ingrid
Name:	Hoolants Ingrid
Title:	Director

BIOVEST NV

/s/ Stefan Mariën
Name:	RMM Services, represented by Stefan Mariën
Title:	Director

[Signature page to Schedule 13G]